Report of Independent Registered Public Accounting Firm

The Board of Directors of
Dreyfus Funds, Inc.:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Funds, Inc.
(the "Company"), which is comprised of
Dreyfus Mid-Cap Growth Fund, complied with the
requirements of subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of 1940 as of
December 31, 2011, and from June 30, 2011 to
December 31, 2011. Management is responsible
for the Fund's compliance with those requirements.
Our responsibility is to express an opinion on
management's assertion about the Fund's compliance
based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included examining, on a
test basis, evidence about the Fund's compliance with those
requirements and performing such other procedures as we
considered necessary in the circumstances.  Included among
our procedures were the following tests performed as of
December 31, 2011 and with respect to agreement of security
purchases and sales, for the period from June 30, 2011
(the date of our last examination), through December 31, 2011:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Fund's accounting records
and the Custodian's records as of December 31, 2011 and
verified reconciling items;
5.     Confirmation of pending purchases for the Fund as of
December 31, 2011 with brokers, and where responses
were not received, inspection of documentation
corresponding to subsequent cash payments;
6.	Agreement of pending sale activities for the
Fund as of December 31, 2011 to documentation of
corresponding subsequent cash receipts;
7.	Agreement of the Company's bank statements for
five purchases and five sales for the period June 30, 2011
(the date of our last examination) through December 31, 2011, to the books and records of the Fund noting that they had
been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing
Report on Controls Placed in Operation and Tests of Operating
Effectiveness ("SOC 1 Report") for the period January 1, 2011 through December 31, 2011, and noted no relevant findings
were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Fund's compliance with specified
requirements.
In our opinion, management's assertion that the Fund
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
December 31, 2011, with respect to securities reflected in
the investment account of the Fund is fairly stated, in
all material respects.
This report is intended solely for the information and use
of management and the Board of Directors of the Fund
and the Securities and Exchange Commission and is not
intended to be and should not be used by anyone other
than these specified parties.
KPMG LLP /s/
New York, New York

March 29, 2012











March 29, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Mid-Cap Growth Fund (the "Fund"), is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company
Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of December 31, 2011 and from
June 30, 2011 through December 31, 2011.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011 and from June 30, 2011 through
December 31, 2011 with respect to securities reflected in the investment account of the Fund.

Dreyfus Funds, Inc.


Jim Windels
Treasurer